Exhibit 12

ALERIS INTERNATIONAL, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions)

	For the three months ended June 30		For the six months ended June 30
	2006	2005	2006	2005
Earnings:
Earnings before provisions for income taxes and minority interests	$88.5	$21.4	$133.7	$54.4
Add: Equity in net loss of affiliates	—	0.1	—	0.2

Sub-total:	88.5	21.5	133.7	54.6

Add: Total fixed charges (per below)	14.9	11.0	30.0	22.3
Less: Interest capitalization	0.3	0.4	0.6	0.6

Total earnings before provision for income taxes and minority interest	103.1	32.1	163.1	76.3

Fixed Charges:
Interest expense, including interest capitalized	14.0	10.3	28.2	20.9

Portion of rental expense representative of the interest factor	0.9	0.7	1.8	1.4

Total fixed charges	14.9	11.0	30.0	22.3

Ratio of Earnings to Fixed Charges	6.9	2.9	5.4	3.4